Federated Funds


                                 Fidelity Bond Filing





      Contents of Submission:


      1)(a) Copy of the Financial Institution Investment Company Asset
      Protection Bond ("Bond") received on October 6, 2006 for filing   as
      required by Rule 17g-1(g)(B)(i);*


        (b) Copy of the National Union Fire Insurance Company of Pittsburgh,
      PA Follow Form Bond ("Bond") received on November 16, 2006 for   filing as
      required by Rule 17g-1(g)(B)(i);**


        (c) Copy of the Continental Casualty Company Excess Insurance Policy
      ("Bond"), originally filed on January 22, 2007 and amended to   include
      signatures on the Co-Surety Rider received on March 23,   2007 for filing
      as required by Rule 17g-1(g)(B)(i);


      2)    Copy of the resolution of a majority of the disinterested
      directors approving the amount, type, form and coverage of the   Bond, and
      the portion of the premium to be paid by such company   as required by
      Rule 17g-1(g)(B)(ii);***


      3)    Copy of a statement showing the amount of the single insured bond
      which the investment company would have provided and maintained   had it
      not been named as an insured under a joint insured   bond;***


      4)    As required by Rule 17g-1(g)(B)(iv), the period for which
      premiums have been paid is October 1, 2006 to October 1, 2007;   and


      5)    Copy of the agreement and amendments thereto between the
      Investment company and all of the other named insureds received   on
      January 17, 2007 as required by Rule 17g-1(g)(B)(v).***





      * Incorporated by reference to the Fidelity Bond filing submitted on October 16, 2006.


      ** Incorporated by reference to the Fidelity Bond filing submitted on November 22, 2006.


      *** Incorporated by reference to the Fidelity Bond filing submitted on January 22, 2007.










                                      - 1 -

Revised 12/12/06

                                  DECLARATIONS
                            EXCESS INSURANCE POLICY

CUSTOMER NUMBER                     87215

DATE ISSUED                         01/17/2007

POLICY NUMBER                       267920149

PRODUCER NO.                        718055

COVERAGE IS PROVIDED BY             Continental Casualty Company
                                    (herein called `Underwriter')

Item 1.
NAMED INSURED AND ADDRESS           PRODUCER NAME AND ADDRESS
Federated Investors, Inc.           Marsh USA Inc.
(herein called `Insured')           Jim Brennan
1001 Liberty Avenue                 1166 Avenue of the Americas
Pittsburgh, PA  15222               New York, NY  10036

Item 2. Policy Period: from 12:01 a.m. on 10/1/2006 to 12:01 a.m. on 10/1/2007 standard time.

Item 3.     Single Loss Limit of Liability:     $25,000,000

Item 4.     Underlying Insurance:
            Primary                            Single Loss
            Underlying Insurer  Policy Number  Limit of Liability Deductible
            Chubb (Federal      81948005       $15,000,000        $250,000
            Insurance Company)

            Excess                             Single Loss
            Underlying Insurer  Policy Number  Limit of Liability Deductible
            AIG (National       673-83-04      $10,000,000 Excess $0
            Union Fire Insurance               of $15,000,000
            Company of Pittsburgh, PA)


Item 5.     Notice of claim should be sent to the Underwriter at:
            CNA Global Specialty Lines
            Fidelity Bonding
            40 Wall Street
            New York, NY 10005

Item 6. The liability of the Underwriter is subject to the terms of the following riders attached hereto:

            SR-5261b Ed. 10/87 Cosurety Rider
            PRO9499 Ed. 06/04 Trade and Economic Sanctions Endorsement

Item 7. The Insured by acceptance of this policy gives notice to the Underwriter terminating or canceling prior policy(ies) no(s). N/A, such termination or cancellation to be effective as of the time this policy becomes effective.

IN WITNESS WHEREOF, the Underwriter has caused this policy to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative of the Underwriter.


                        Countersigned by __________________________________
                                                Authorized Representative



/s/ Jonathan D. Kantor                          /s/ Stephen W. Lilienthal
Secretary                                       Chairman of the Board

In consideration of the payment of the premium and in reliance upon all statements made and information provided to the Underwriter by the Insured and subject to the provisions of this policy, the Underwriter and the Insured agree as follows:

                               INSURING AGREEMENT
The Underwriter agrees to indemnify the Insured for loss which exceeds the Underlying Insurance if such loss is properly payable thereunder, or would be, except for exhaustion of the Underlying Insurance, provided that such loss is reported to the Underwriter during the Policy Period or within 30 days following the expiration or cancellation of this policy.

                               GENERAL AGREEMENTS
           1.  NOTICE OF LOSS TO THE UNDERWRITER OR LEGAL PROCEEDINGS
At the earliest practicable moment after discovery of loss also reported to the Primary Underlying Insurer, the Insured shall give the Underwriter written notice thereof. Within six (6) months after such discovery, the Insured shall furnish the Underwriter proof of loss, duly sworn, with full particulars; and, if requested by the Underwriter, copies of proof of loss presented to the Primary Underlying Insurer.

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of sixty (60) days after the proof of loss if filed with the Underwriter or after the expiration of twenty-four (24) months from discovery of such loss. If any limitation embodied herein is prohibited by any law controlling the construction thereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation permitted by such law.

                           CONDITIONS AND LIMITATIONS
                            1.  UNDERLYING COVERAGE
This policy is subject to all terms and conditions of the Primary Underlying Insurance (except premium, limit of liability and any other provision set forth in this policy). However, should any provision of this policy conflict with any provision of any Underlying Insurance, then the provisions of this policy shall control. All Underlying Insurance in effect at the inception of this policy shall be maintained in full effect during the Policy Period. If the Underlying Insurance is amended or modified during the Policy Period, the Underwriter shall be given written notice as required by the Primary Underlying Insurance and premium hereunder shall be adjusted as appropriate. Failure to comply with the foregoing shall not void this policy; however, in the event of such failure, the Underwriter shall only be liable to the same extent as if the Underlying Insurance remained in full force and with the terms and conditions agreed to by the Underwriter.

                            2.  DROP DOWN PROVISION
If payment by the Underlying Insurer(s) for loss reduces or exhausts the Underlying Insurance Aggregate Limit of Liability, the amount of Underlying Insurance shall correspondingly be reduced, but never below the Primary Insurer's Deductible/Retention Amount; and this policy shall respond to the loss in excess of that reduced amount.

Failure of an Underlying Insurer to make payment due to insolvency or for any other reason shall not reduce the Underlying Insurance and this policy shall continue to respond only to loss in excess of that unreduced amount.



                        3.  AGGREGATE LIMIT OF LIABILITY
The Underwriter's total liability for all Single Loss shall not cumulatively exceed the Aggregate Limit of Liability set forth in Item 3 of the Declarations. Each payment made under the terms of this policy shall reduce the unpaid portion of the Aggregate Limit of Liability until it is exhausted, except when a loss is settled by indemnity in lieu of payment. Upon exhaustion of the Aggregate Limit of Liability by such payment, the Underwriter shall have no further liability for loss regardless of when discovered and whether or not previously reported to the Underwriter.

The unpaid portion of the Aggregate Limit of Liability shall not be increased or reinstated by any recovery. The unpaid portion of the Aggregate Limit of Liability shall not carry forward to loss discovered after the expiration of the Policy Period.

                       4.  SINGLE LOSS LIMIT OF LIABILITY
The Underwriter's liability for any Single Loss shall not exceed the Single Loss Limit of Liability set forth in Item 3 of the Declarations.

                                5.  CANCELLATION
This policy cancels in its entirety upon the earliest occurrence of any of the following:
a.   60 days after the receipt by an Insured of a written notice from the
     Underwriter of its decision to cancel   this policy;
b.   immediately upon the receipt by the Underwriter of a written notice from
     the Insured of its   decision to cancel this policy;
c.   immediately upon the appointment of a trustee, receiver, or liquidator of
     any Insured, or the taking over   of any Insured by State or Federal
     officials;
d.   immediately upon the dissolution or takeover of an Insured;
e.   immediately upon the exhaustion of the Aggregate Limit of Liability;
f.   immediately upon the expiration of the Policy Period; or
g.   immediately upon the cancellation, termination or non-renewal of the
     Primary Underlying   Insurance.

                                 6.  CONFORMITY
If any limitation embodied in this policy is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended as to equal the minimum limitation provided by such law.

                           7.  CHANGE OR MODIFICATION
This policy or any amendment affecting same may not be changed or modified orally. No change in or modification of this policy shall be effective except when made by written endorsement to this policy duly executed by the Underwriter.




/s/ Jonathan D. Kantor                       /s/ Stephen W. Lilienthal
Secretary                                    Chairman of the Board

                                 COSURETY RIDER

It is agreed that:
1. The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached bond.
2. Each of said Companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.
3. In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.
4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.
5. The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.
6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.
7. In the absence of a request from any of said Companies that notice of termination or cancelation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancelation to such other Company, and shall send copy of such notice to the Controlling Company.
8. In the event of the termination or cancelation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.
9. In the event of the termination or cancelation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancelation. The termination or cancelation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.

Underwritten for the sum of $8,333,333        Controlling Company
except as follows:                            Continental Casualty Company
/s/ Kevin Leach__________


Underwritten for the sum of $8,333,333        Zurich Insurance Company
except as follows:

/s/ Charles D. Bender____


Underwritten for the sum of $8,333,333      Travelers Insurance Company
except as follows:

/s/ Jared Latigona_______




Accepted:


By:



      COSURETY RIDER
FOR USE WITH ALL FORMS OF STANDARD BONDS.
REVISED TO OCTOBER, 1987.







This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

      Must be Completed


      Complete Only When This Endorsement Is Not Prepared with the Policy or is Not to be Effective with the Policy
ENDT. NO.

POLICY NO.

ISSUED TO                     EFFECTIVE DATE OF
                              THIS ENDORSEMENT





Countersigned by
Authorized Representative


Page 1 of 1

CNA INSURANCE COMPANIES
G-19911-A16
(ED. 07/93)



This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

            Must Be Completed               Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
Rider/Endorsement No. Policy No. 267920149  Issued to:                         Effective date of
          1                                                                    this rider/endorsement







                                    Countersigned by
                                    Authorized Representative

                    TRADE AND ECONOMIC SANCTIONS ENDORSEMENT

In consideration of the premium paid, a new condition is added to the policy as follows:

This policy does not provide coverage for Insureds, transaction or that part of loss that is uninsurable under the laws or regulations of the United States concerning trade or economic sanctions.




All other provisions of the Policy remain unchanged.









This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.


By Authorized Representative
___________________________________________________________________
(No signature is required issued with the Policy or if it is effective on the Policy Effective Date)